COLUMBIA FUNDS VARIABLE SERIES TRUST II

225 Franklin Street

Boston, MA 02110

July 2, 2015

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Variable Series Trust II (the “Registrant”)

Variable Portfolio – Aggressive Portfolio

Variable Portfolio – Conservative Portfolio

Variable Portfolio – Moderate Portfolio

Variable Portfolio – Moderately Aggressive Portfolio

Variable Portfolio – Moderately Conservative Portfolio

(each, a “Fund” and collectively, the “Funds”)

PRE 14A (Preliminary Proxy Statement)

File No. 811-22127

Dear Mr. Cowan:

This letter responds to comments received via teleconference (the “Comment Call”) from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) on June 24, 2015 with respect to the above-referenced preliminary proxy statement filing (the “Filing”). Comments and responses are outlined below.

Comment 1a:	If the combination of the Funds’ Administrative Services Agreement with the Funds’ Investment Management Services (IMS) Agreement (the Agreement Combination) is not, by itself, an approval item for the Funds’ shareholders, please consider simplifying/clarifying the proxy statement generally to so reflect.

Response:	As indicated to the Staff, the Agreement Combination is not an approval item to be voted upon by the Funds’ shareholders. Accordingly, the proxy statement will be revised to address the Staff’s comments.

Comment 1b:	In connection with the above Comment 1a, under the section “Comparison of Current and Proposed Annual Operating Expenses of the Funds,” considering revising footnote “***” to each of the Fund’s pro forma expense tables to simplify the discussion relating to the Agreement Combination to avoid possible confusion.

Comment 1c:	In connection with the above Comment 1a, consider revising the discussion under the section “Board Considerations” to reduce/remove any potentially unnecessary discussion relating to the Agreement Combination so as to better focus such disclosure on the board’s considerations in approving the change to the Funds’ investment advisory fee rate, which shareholders will be asked to vote upon.

Response:	The proxy statement will be revised to address Comments 1b and 1c.

Comment 2:	With regard to the Q&A that precedes the Notice of Special Meeting of Shareholders, in particular, the answer to the fourth question, please clarify such answer to reflect – as was explained to the Staff during the Comment Call – that, while the Funds’ fees and expenses will fluctuate (dependent mainly upon the fees and expenses of the underlying funds in which the Funds invest), the Funds’ total annual operating expenses during their prior fiscal year, based on the pro forma data and related information contained within the proxy statement, would not have increased as a result of the amendment to the IMS Agreement. Please clarify this and similar disclosure contained elsewhere within the proxy statement.

Response:	The proxy statement will be revised to address the Staff’s comments.

Comment 3:	With respect to the Comparison of Current and Proposed Advisory Fees table, in light of the fact that the Funds currently do not pay direct investment advisory fees, but would, under the proxy proposal, pay direct advisory fees on certain investments, please replace the information presented under third column of the table (i.e., the “100%”, which may not be meaningful to investors) with a dash or other such notation.

Response:	The proxy statement will be revised to address the Staff’s comments by using a dash in column 3.

Comment 4:	With regard to Appendix D (Fund Principal Holders and Control Persons), supplementally explain the distinction between accounts of RiverSource Life noted as relating to “Inside Distribution” and those noted as relating to “External Distribution”.

Response:	The accounts noted as relating to “Internal Distribution” include separate accounts of RiverSource Life variable annuity or variable life product holders (that hold shares of a Fund) that are sold through our affiliated broker dealer, Ameriprise Financial Services, Inc. The accounts noted as relating to “External Distribution” include separate accounts of RiverSource Life variable annuity or variable life product holders (that hold shares of a Fund) that are sold through unaffiliated broker dealers.

Comment 5:	Please confirm that the Funds’ proxy cards will provide Fund shareholders/beneficial owners who hold shares of more than one Fund (as of the record date) with the opportunity to vote their shares on a Fund by Fund basis (i.e., each Fund separately).

Response:	So confirmed.

In connection with the above-referenced Filing, the Registrant hereby acknowledges the following:

The disclosures in the Filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this Filing. The Registrant represents to the Commission that comments made by the Commission, or the Staff acting pursuant to delegated authority, or changes to disclosure in response to Staff comments in the Filing reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the Filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (212) 850-1703 or Katina Walker at (612) 671-6990.

Sincerely,

/s/ Joseph L. D’Alessandro
Joseph L. D’Alessandro
Assistant Secretary
Columbia Funds Variable Series Trust II

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